UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Ends 2003 Profitably	1-2
II	Consolidated Statements of Operations (unaudited) and Consolidated Statements of Retained Earnings (unaudited)	3
III	Consolidated Statements of Cash Flows	4
IV	Consolidated Statements of Financial Position	5
V	Supplemental Information	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: February 9, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

Exhibit I
News Release

For Release February 9, 2004, 6 am EST

IPSCO ENDS 2003 PROFITABLY

    PLEASE NOTE IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [February 9, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today record sales of $1.3 billion, up 20% over 2002. Net income was $12.4 million compared to $20.3 million last year.  Net income attributable to common shareholders was $0.3 million, compared to $8.9 million in 2002. Both basic and diluted earnings per share in 2003 were $0.01, compared to $0.19 per share in 2002. The 2002 fourth quarter and annual results included a one-time gain on the sale of assets of $4.1 million or $0.09 per share. Operating income per ton shipped for the year was $15, compared to $17 per ton in 2002.

Fourth quarter net income was $10.4 million. Net income attributable to common shareholders was $7.3 million, $0.15 per diluted share, down from the $10.0 million ($0.19 per diluted share) reported last year, but up excluding the 2002 one-time gain. Sales for the quarter were a record $381.5 million, up $125.4 million or 49% over the fourth quarter of 2002.

Even with improved fourth quarter results, net income attributable to common shareholders was down for the year primarily because of raw material cost increases, although cash flow from operations was stronger. IPSCO had record quarterly sales and solid earnings from its tubular product lines, reflecting the strong western Canadian drilling market and continued sales growth in the United States. The flat rolled business also improved during the fourth quarter despite higher scrap costs, due to strong operating performance and increased realization of announced price increases. In addition, the effective tax rate of 70% reported through the first nine months improved to 50% for the year. IPSCO did not recognize tax benefits on 2003 U.S. operating losses, which were less than earlier estimated.

Record annual sales volume of 3,137,100 tons exceeded 2002 shipments by 8%. Sales of steel mill products, comprising cut plate, discrete plate and hot rolled coil totalled 2,196,500 tons, just slightly higher than 2002. Sales volume for tubular products, which include standard pipe, hollow structurals, and energy related tubular products, were 940,600 tons, a 20% increase over last year.

Liquid steel production for 2003 was a record 3,217,100 tons, almost 7% higher than in 2002.

Sales volume for the fourth quarter was also a record 896,800 tons, up 40% over the fourth quarter of 2002. Quarterly sales of steel mill products were 644,100 tons, 40% higher than in the fourth quarter of 2002. Tubular product sales of 252,700 tons in the fourth quarter were up 43% over the year earlier period.

 “For the second consecutive year IPSCO had record sales and production levels and continued to enjoy solid market penetration throughout North America,” said David Sutherland, President and Chief Executive Officer. “Unfortunately the year got off to a slow start with low demand for our plate products because of market conditions in the industrial sector. While we sustained our market share in the plate business developed over the past few years, margins deteriorated because of significant raw material cost increases.”

“We were pleased with the second half momentum and in particular with plate sales performance in the fourth quarter. The very tough plate sector conditions in the last few years have resulted in fewer viable supply sources and as a result of these structural changes we will be in a position to obtain more sustainable pricing for our plate products. Demand for tubular products is expected to remain strong on top of the higher demand for our steel products. Raw material cost increases have proven to be difficult to predict and as a result we have implemented a surcharge to cover these costs. Barring any further surprises, I expect our full year results should be within the current range of analyst estimates,” concluded Sutherland.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2002, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties”, and its Form 40-F as amended.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #04-05

#  #  #

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)						Exhibit II
(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Twelve Months Ended
		December 31	December 31	September 30	December 31	December 31
		2003	2002	2003	2003	2002
Plate and Coil Tons Produced (thousands)		822.9	662.7	772.6	3,023.7	2,783.2
Finished Tons Shipped (thousands)		896.8	638.7	817.3	3,137.1	2,896.9

Sales		$381,513	$256,083	$334,974	$1,294,566	$1,081,709
Cost of sales
Manufacturing and raw material		323,976	213,273	294,779	1,130,886	929,140
Amortization of capital assets		16,320	11,833	15,007	61,138	51,049
		340,296	225,106	309,786	1,192,024	980,189
Gross income		41,217	30,977	25,188	102,542	101,520
Selling, research and administration		13,984	11,727	14,642	54,683	51,358
Operating income		27,233	19,250	10,546	47,859	50,162
Other expenses (income):
Gain on sale of assets held for sale		-	(6,464)	-	-	(6,464)
Interest on long-term debt		9,349	5,852	9,210	30,583	23,821
Other interest (income) expense, net		(881)	(8)	(370)	(1,625)	174
Foreign exchange loss (gain)		542	(179)	(1,013)	(5,170)	938
Other		(43)	-	(677)	(720)	-
Income Before Income Taxes		18,266	20,049	3,396	24,791	31,693
Income Tax Expense		7,861	7,218	2,377	12,429	11,414
Net Income		10,405	12,831	1,019	12,362	20,279
Dividends on Preferred Shares, including part VI.I tax		1,673	1,402	1,598	6,304	5,608
Interest on Subordinated Notes, net of income tax		1,442	1,442	1,443	5,771	5,771
Net Income (Loss) Attributable to Common Shareholders		$7,290	$9,987	$(2,022)	$287	$8,900
Earnings (Loss) Per Common Share	- Basic	$0.15	$0.21	$(0.04)	$0.01	$0.19
	- Diluted	$0.15	$0.19	$(0.04)	$0.01	$0.19
Denominator for Basic Earnings per Common Share (thousands)		47,726	47,596	47,668	47,687	46,482
Denominator for Diluted Earnings per Common Share (thousands)		48,081	47,691	47,668	47,783	46,893

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
		(thousands of United States Dollars)
		For the Three Months Ended			For the Twelve Months Ended
		December 31	December 31	September 30	December 31	December 31
		2003	2002	2003	2003	2002
Retained Earnings at Beginning of Period		$482,462	$486,132	$486,238	$494,599	$491,777
Net Income		10,405	12,831	1,019	12,362	20,279
Dividends on Preferred Shares, including part VI.I tax		(1,673)	(1,402)	(1,598)	(6,304)	(5,608)
Interest on Subordinated Notes, net of income tax		(1,442)	(1,442)	(1,443)	(5,771)	(5,771)
Dividends on Common Shares		(1,828)	(1,520)	(1,754)	(6,962)	(6,078)
Retained Earnings at End of Period		$487,924	$494,599	$482,462	$487,924	$494,599

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)					Exhibit III
(thousands of United States Dollars)
	For the Three Months Ended			For the Twelve Months Ended
	December 31	December 31	September 30	December 31	December 31
	2003	2002	2003	2003	2002
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income (loss)	$10,405	$12,831	$1,019	$12,362	$20,279
Gain on sale of assets held for sale	-	(6,464)	-	-	(6,464)
Amortization of capital assets	16,320	11,833	15,007	61,138	51,049
Amortization of deferred charges	333	211	344	1,216	813
Deferred pension expense	(498)	(2,026)	41	638	(4,168)
Future income taxes	18,652	1,989	6,429	28,661	10,888
	45,212	18,374	22,840	104,015	72,397
Changes in working capital
Accounts receivable, less allowances	(20,351)	(5,997)	(17,099)	(47,060)	(36,090)
Inventories	(14,474)	(23,893)	11,166	(9,035)	(16,016)
Other	(562)	(1,000)	460	264	(816)
Accounts payable and accrued charges	14,549	(19,123)	13,955	51,668	(6,873)
	(20,838)	(50,013)	8,482	(4,163)	(59,795)
	24,374	(31,639)	31,322	99,852	12,602
Financing Activities
Common share dividends	(1,828)	(1,520)	(1,754)	(6,962)	(6,078)
Issue of common shares (net of issue costs)	-	-	-	-	90,670
Common shares issued pursuant to share option plan	2,444	1,011	137	2,581	2,953
Preferred share dividends	(1,575)	(1,315)	(1,479)	(5,902)	(5,254)
Subordinated notes interest	-	-	(4,250)	(8,500)	(8,500)
Issue of long-term debt	(486)	38,300	-	264,114	83,300
Repayment of long-term debt	-	(3,300)	-	(225,586)	(114,400)
	(1,445)	33,176	(7,346)	19,745	42,691
Investing Activities
Expenditures for capital assets	(3,334)	(3,895)	(2,557)	(13,528)	(34,211)
Proceeds on sale of assets held for sale	1,142	1,466	1,022	3,196	1,466
Other	(2,171)	-	-	(2,171)	(1,706)
	(4,363)	(2,429)	(1,535)	(12,503)	(34,451)
Effect of exchange rate changes on cash and cash equivalents	3,995	407	(65)	1,614	(475)
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	22,561	(485)	22,376	108,708	20,367
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	109,006	23,344	86,630	22,859	2,492
Cash and Cash Equivalents less Bank Indebtedness at End of Period	$131,567	$22,859	$109,006	$131,567	$22,859

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Exhibit IV
(thousands of United States Dollars)
	December 31	December 31
	2003	2002
	(unaudited)
Current Assets
Cash and cash equivalents	$131,567	$22,859
Accounts receivable, less allowances	214,678	153,752
Inventories	286,159	255,410
Other	2,833	2,847
Future income taxes	22,976	41,402
	658,213	476,270
Non-Current Assets
Capital and other	1,132,371	1,141,815
Future income taxes	149,430	121,586
	1,281,801	1,263,401
Total Assets	$1,940,014	$1,739,671

Current Liabilities
Accounts payable and accrued charges	$188,951	$131,431
Current portion of long-term debt	34,286	35,386
	223,237	166,817
Long-Term Liabilities
Long-term debt	401,244	342,202
Future income taxes	181,643	143,229
	582,887	485,431
Shareholders' Equity
Preferred shares	98,695	98,553
Common shares	354,095	351,311
Subordinated notes	104,250	104,250
Retained earnings	487,924	494,599
Cumulative translation adjustment	88,926	38,710
	1,133,890	1,087,423
Total Liabilities and Shareholders' Equity	$1,940,014	$1,739,671

SUPPLEMENTAL INFORMATION (unaudited)					Exhibit V

TONS SHIPPED and SALES (unaudited)
(tons in thousands)
	For the Three Months Ended			For the Twelve Months Ended
	December 31	December 31	September 30	December 31	December 31
	2003	2002	2003	2003	2002
Discrete Plate and Coil	495.6	341.7	411.2	1,619.9	1,542.9
Cut Plate	148.5	119.7	143.6	576.6	572.1
Total Steel Mill Products	644.1	461.4	554.8	2,196.5	2,115.0
Energy Tubulars	165.0	105.3	169.0	582.7	381.3
Large Diameter Tubulars	25.4	15.0	29.5	112.6	129.4
Non-Energy Tubulars	62.3	57.0	64.0	245.3	271.2
Total Tubular Products	252.7	177.3	262.5	940.6	781.9
Total Shipments	896.8	638.7	817.3	3,137.1	2,896.9

Sales information by product group is as follows:
Steel mill products	$228,385	$161,577	$186,195	$756,048	$687,439
Tubular products	153,128	94,506	148,779	538,518	394,270
	$381,513	$256,083	$334,974	$1,294,566	$1,081,709

NON-GAAP FINANCIAL MEASURES (unaudited)

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped.

	For the Three Months Ended			For the Twelve Months Ended
	December 31	December 31	September 30	December 31	December 31
	2003	2002	2003	2003	2002

The following is a reconciliation of cash derived from (applied to) operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from (applied to) operating activities	$24,374	$(31,639)	$31,322	$99,852	$12,602
Changes in working capital	20,838	50,013	(8,482)	4,163	59,795
Current income tax expense (benefit)	(10,791)	5,229	(4,052)	(16,232)	526
Interest expense, net	8,468	5,844	8,840	28,958	23,995
Gain on sale of assets held for sale	-	6,464	-	-	6,464
Other	165	1,815	(385)	(1,854)	3,355
EBITDA (Canadian GAAP)	43,054	37,726	27,243	114,887	106,737
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	13,884	13,884
Natural gas hedge	(335)	300	(366)	(969)	1,150
EBITDA (US GAAP)	$46,190	$41,497	$30,348	$127,802	$121,771

Operating Income Per Ton	$30	$30	$13	$15	$17
Annualized Return on Common Shareholders' Equity	3%	5%	-1%	0%	1%